Filed by Applied Digital Solutions, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
Subject Company: Digital Angel Corporation
Commission File No: 333-145970
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
On August 9, 2007, Applied Digital Solutions, Inc. (the “Company”) and Digital Angel issued a joint press release announcing the signing of an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company, Digital Angel and Digital Angel Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Digital Angel, with Digital Angel surviving and becoming a wholly-owned subsidiary of the Company (the “Merger”). Upon the consummation of the Merger, each outstanding share of Digital Angel’s common stock not currently owned by the Company will be converted into 1.4 shares of the Company’s common stock.
In connection with the merger, the Company filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus of the Company and Digital Angel. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully because they will contain important information about the Company, Digital Angel and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by the Company or Digital Angel by directing a written request, as appropriate, to the Company at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Digital Angel at 490 Villaume Avenue, South St. Paul, Minnesota 55075, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.
Participants in Solicitation
The Company, Digital Angel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s proxy statement (Form DEF 14A) for the 2007 annual meeting of the Company’s stockholders, which was filed with the SEC on May 4, 2007. Additional information regarding the directors and executive officers of Digital Angel is also included in Digital Angel’s Form 10-K/A which was filed with the SEC on April 30, 2007. These documents are available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations at the addresses above.
Beginning on November 5, 2007, the Company sent letters to certain of its stockholders describing the proposed merger between the Company and Digital Angel. The text of the letter follows.

IMPORTANT REMINDER TO STOCKHOLDERS
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
October 31, 2007
Dear Stockholder:
Proxy Material for the special meeting of stockholders of Applied Digital Solutions, Inc. (“Applied Digital”) was sent to you recently. According to our records, your proxy for this meeting, which will be held on Tuesday, November 27, 2007, has not been received.
Applied Digital’s Board of Directors, based on the recommendation of the special committee of independent directors of Applied Digital, unanimously recommend the merger with Digital Angel Corporation (“Digital Angel”) and believe that the combination of the two companies is advisable and in the best interest of stockholders.
Your board recommends that stockholders vote:
•	‘FOR’ the approval of the issuance of shares of Applied Digital common stock to Digital Angel stockholders pursuant to the agreement and plan of reorganization;
•	‘FOR’ the approval and adoption of an amendment to Applied Digital’s certificate of incorporation to increase the total number of authorized shares of Applied Digital capital stock from 130 million shares, of which 125 million shares are common stock, to 170 million shares, of which 165 million shares will be common stock, to complete the merger;
•	‘FOR’ the approval of the ratification of the appointment of Michael E. Krawitz as a member of Applied Digital’s Board of Directors;
•	‘FOR’ the approval of the issuance of shares of Applied Digital common stock in lieu of cash to five officers of Applied Digital should severance payments be triggered and should Applied Digital be obligated to issue common stock instead of cash; and
•	if submitted to a vote, ‘FOR’ an adjournment or postponement of the special meeting.
Regardless of the number of shares you own, it is important that they are represented and voted at the special meeting. ACCORDINGLY, PLEASE TAKE A MOMENT NOW TO VOTE BY ANY OF THE THREE METHODS IDENTIFIED BELOW:
1.	Vote by telephone: Call 1-800-690-6903. Have your 12-digit control number listed on your Voting Instruction Form available and follow the simple instructions.
2.	Vote by Internet: Go to www.proxyvote.com. Have your 12-digit control number listed on your Voting Instruction Form available and follow the simple instructions.
3.	Vote by Mail: Vote, sign, date and mail the enclosed proxy in the postage-paid envelope included for your convenience.
YOUR VOTE IS IMPORTANT. THE DEADLINE TO SUBMIT YOUR VOTING INSTRUCTIONS OVER THE TELEPHONE OR THROUGH THE INTERNET IS 11:59 P.M., EASTERN TIME, ON NOVEMBER 26, 2007.
Thank you for your response.
Sincerely,

Michael E. Krawitz
President and Chief Executive Officer